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CONTACT:          RAOUL J. WITTEVEEN
                  (212) 916-3261


FOR IMMEDIATE RELEASE




              INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, NJ, September 22, 1998 - Interpool, Inc. (NYSE: IPX) announced today that it will pay a cash dividend of 3.75 cents per share for the third quarter of 1998. The dividend will be payable on October 15, 1998 to shareholders of record on October 1, 1998. The aggregate amount of the dividend is expected to be approximately $1,034,000.00. The amount of the quarterly dividend is based on a 1998 annualized dividend rate of 15 cents per share.

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


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